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                                                                     EXHIBIT 77M

COLUMBIA FUNDS SERIES TRUST II FORM N-SAR EXHIBITS - JUNE ANNUAL

MERGERS:

REDOMICILING OF COLUMBIA DIVIDEND OPPORTUNITY FUND

On March 7, 2011, Columbia Dividend Opportunity Fund (the Redomiciling Fund), a series of RiverSource Sector Series, Inc. was reorganized into a newly formed series of Columbia Funds Series Trust II (the New Fund).

BOARD ACTION: Board members of the Redomiciling Fund, at a meeting held in November 11, 2010, approved an Agreement and Plan of Redomiciling (the Agreement). The Board determined that participation in the Redomiciling was in the best interests of the Redomiciling Fund and that the interests of existing shareholders of the Redomiciling Fund would not be diluted as a result of the Redomiciling.

SHAREHOLDER APPROVAL: The shareholders of the Redomiciling Fund approved the Agreement between the Redomiciling Fund and the New Fund at a special meeting of shareholders held on February 15, 2011.

TERMS OF THE REORGANIZATION: Under the Agreement, the Redomiciling Fund transferred all of its assets attributable to Class A, Class B, Class C, Class I, Class R, Class R4, Class R5, Class W and Class Z shares to the New Fund in exchange for Class A, Class B, Class C, Class I, Class R, Class R4, Class R5, Class W and Class Z shares of the New Fund, respectively. Those shares were distributed proportionately to the shareholders of the Redomiciling Fund. The New Fund assumed the liabilities of the Redomiciling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. Columbia Management Investment Advisers, LLC agreed to bear the costs of the Redomiciling.